Exhibit 99.3

Adjusted Costs

Adjusted costs is one of the key performance indicators outlined in our targets originally announced in October 2015. Adjusted costs is a non-GAAP financial measure most directly comparable to the IFRS financial measure noninterest expenses. Adjusted costs is calculated by adjusting noninterest expenses under IFRS for (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severance. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

Group, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	29,442	38,667

Impairment of Goodwill and other intangible Assets	1,256	5,776
Litigation	2,397	5,218
Policyholder benefits and claims	374	256
Restructuring and Severance	681	965

Adjusted costs	24,734	26,451

Global Markets, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	9,084	12,599

Impairment of Goodwill and other intangible Assets	285	1,568
Litigation	591	2,603
Policyholder benefits and claims	—	—
Restructuring and Severance	191	166

Adjusted costs	8,017	8,262

Corporate & Investment Bank, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	5,119	6,266

Impairment of Goodwill and other intangible Assets	—	600
Litigation	17	329
Policyholder benefits and claims	—	—
Restructuring and Severance	192	88

Adjusted costs	4,910	5,249

Private, Wealth and Commercial Clients, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	6,394	7,983

Impairment of Goodwill and other intangible Assets	—	1,011
Litigation	(1)	41
Policyholder benefits and claims	—	—
Restructuring and Severance	177	595

Adjusted costs	6,219	6,336

Deutsche Asset Management, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	3,223	2,336

Impairment of Goodwill and other intangible Assets	1,021	—
Litigation	(0)	1
Policyholder benefits and claims	374	256
Restructuring and Severance	69	8

Adjusted costs	1,759	2,071

Postbank, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	2,815	5,497

Impairment of Goodwill and other intangible Assets	—	2,597
Litigation	58	14
Policyholder benefits and claims	—	—
Restructuring and Severance	29	83

Adjusted costs	2,729	2,802

Non-Core Operations Unit, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	2,701	3,006

Impairment of Goodwill and other intangible Assets	(49)	—
Litigation	1,750	1,849
Policyholder benefits and claims	—	—
Restructuring and Severance	23	25

Adjusted costs	977	1,132

Consoliation & Adjustments and Other, in € m.	Dec 31, 2016	Dec 31, 2015
Noninterest expenses	106	980

Impairment of Goodwill and other intangible Assets	—	—
Litigation	(18)	380
Policyholder benefits and claims	—	—
Restructuring and Severance	1	—

Adjusted costs	123	600